- FOR IMMEDIATE RELEASE -

ELRON SCHEDULES THIRD QUARTER 2008 RESULTS

RELEASE FOR THURSDAY, NOVEMBER 13, 2008

Tel Aviv, November 6, 2008 - Elron Electronic Industries Ltd. (NASDAQ: ELRN, TASE: ELRN) today announced that it will be releasing its financial results for the third quarter 2008 on Thursday, November 13, 2008 before the US markets open.

Elron will also be hosting a conference call later that same day at 10:00am ET. On the call, Mr. Doron Birger, President and CEO, and Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 866 345 5855
In the UK:	0 800 404 8418
In Israel:	03 918 0609
International	Participants: +972 3 918 0609

at:

10:00am Eastern Time, 7:00am Pacific Time, 3:00pm UK Time and 5:00pm Israel Time

For your convenience, a dial-in replay of the call will be available from November 13, 2008 until November 15, 2008. The replay numbers are: 1 888 326 9310 (US); 0 800 028 6837 (UK) and +972 3 925 5937 (International). A webcast replay of the call will also be available on the company website – www.elron.net, under investor relations.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact: Rinat Remler Elron Electronic Industries Ltd. Tel. 972-3-6075555 rinat@elron.net	Investor Relations Contact: Fiona Darmon/ Kenny Green GK Investor Relations Tel. +1 646 797 2868 info@gkir.com